Exhibit 99.1
Stellantis Reports Record H1 Pro Forma(1) Results with 11.4% Margin, All Segments Profitable
Full-Year Guidance Raised to ~10% Adjusted Operating Income(2) Margin

•Pro Forma(1) Net revenues of €75.3 billion, up 46%
•Pro Forma(1) Adjusted operating income(2) (“AOI”) of €8.6 billion, with 11.4% margin; record North America margin at 16.1%
•Strong start to synergies execution, with ~€1.3 billion of net cash synergies in H1 2021
•Pro Forma(1) Industrial free cash outflows(3) of €1.2 billion, reflecting negative working capital impacts due to unfilled semiconductor orders, offsetting positive net synergies
•Strong Industrial available liquidity of €51.4 billion

"I would like to thank warmly all Stellantis employees for their outstanding focus on operational excellence and synergies execution that have led the Company to achieve very strong H1 financial results. While delivering this strong operational performance the Company also made significant progress on strategic matters related to electrification acceleration and software, which are fundamental pillars of our strategy."
-Carlos Tavares, CEO

TotalEnergies
9X8
PEUGEOT
PEUGEOT
PEUGEOT
TotalEnergies

RESULTS FROM CONTINUING OPERATIONS (€ million)
		H1 2021	H1 2020
I F R S	Net revenues	72,610	19,614
	Net profit/(loss)*	5,800	797
	Cash flows from operating activities	5,615	n.a.
	PRO FORMA	H1 2021 Pro Forma(1)	H1 2020 Pro Forma(1)	H1 2021 Pro Forma vs. H1 2020 Pro Forma
EV Strategy: Full speed ahead with the launch of 11 BEVs and 10 PHEVs over the next 24 months; fully-electrified LCV range in Europe, along with hydrogen fuel cell medium vans, by end of 2021; a third ‘gigafactory’ announced for Termoli (Italy); transformation of Ellesmere Port (UK) plant into the Company's first purely BEV factory from late 2022.
Innovative Partnerships Announced: With Archer to create vertical take-off vehicles and with Engie EPS to develop fast-charging networks.
North America: Record profitability, with record H1 Ram Global and U.S. retail sales. Jeep Wrangler 4xe the best-selling PHEV in the U.S for Q2 2021, following its launch in March 2021. Jeep is expanding market coverage with the forthcoming premium Grand Wagoneer and Wagoneer.
Enlarged Europe: Standalone CO2 compliance, H1 EU30 market share increased to 23.1%, with LCV leadership at 34.4% share. Peugeot #2 in EU30 with 7.1% H1 market share. Opel Corsa H1 segment leader in Germany and UK; Fiat H1 market leader in Italy, with 500e the #1 electric city car in ten countries.
Other Regions: H1 market leader in South America, with 23.6% share and Fiat Strada is Brazil’s top selling vehicle; H1 Middle East & Africa market share up 30 basis points to 11.9%.
Maserati: Back in the black with H1 Adjusted operating income(1) of €29 million and H1 market share up in all key markets.
Refer to page 9 for market and industry information

	Net revenues	75,310	51,668	+46%
	Net profit/(loss)	5,936	(813)	n.m.
N O N - G A A P	PRO FORMA	H1 2021 Pro Forma(1)	H1 2020 Pro Forma(1)	H1 2021 Pro Forma vs. H1 2020 Pro Forma
	Adjusted operating income(2)	8,622	752	+1,047%
	Adjusted operating income margin(2)	11.4%	1.5%	+990	bps
	Industrial free cash flows(3)	(1,163)	n.a.	n.a.

FY 2021 Guidance - Raised
Adjusted operating income margin ‡(2) of ~10%.
Assumes no further deterioration of semiconductor supply and no further significant lockdowns in Europe and U.S.
2021 Industry Outlook(7)
All regions unchanged vs. Q1 2021, except North America +10%, up from +8%, South America +20%, Enlarged Europe +10%, Middle East & Africa +15%, India & Asia Pacific +10%, and China +5%.

n.a. = Not applicable; n.m. = Not meaningful
Basis of preparation
“H1 2021” and “H1 2020” represent results as reportable under IFRS, which include FCA from January 17, 2021, following the closure of the Merger; “H1 2021 Pro Forma” and “H1 2020 Pro Forma” are presented as if the Merger had occurred January 1, 2020. Refer to the section "Notes" and "Unaudited Pro Forma Condensed Consolidated Financial Information" for additional detail. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.
* Reconciliation of Net profit/(loss) to Pro Forma Adjusted Net profit and of Pro Forma Diluted EPS to Pro Forma Adjusted diluted EPS are included on pages 6-7
‡ Guidance includes impacts from purchase accounting and changes in accounting policies as required by IFRS in connection with the Merger. Guidance refers to Pro Forma results, which include results of FCA for the period January 1 - 16, 2021.
Refer to page 9 for an explanation of the items referenced on this page.

SEGMENT PERFORMANCE
In addition to the commentary provided below, all segments’ shipments and results reflect the impacts of H1 2020 COVID-related temporary production suspensions, partially offset by H1 2021 production losses due to unfilled semiconductor orders.

NORTH AMERICA					SOUTH AMERICA
€ million, except as otherwise stated	H1 2021 Pro Forma(1)	H1 2020 Pro Forma(1)	vs. H1 2020 Pro Forma		€ million, except as otherwise stated	H1 2021 Pro Forma(1)	H1 2020 Pro Forma(1)	vs. H1 2020 Pro Forma
Shipments (000s)	873	697	+176		Shipments (000s)	424	186	+238
Net revenues	32,447	22,841	+9,606		Net revenues	4,936	2,192	+2,744
AOI	5,236	876	+4,360		AOI	326	(63)	+389
AOI margin	16.1%	3.8%	+1,230	bps	AOI margin	6.6%	(2.9)%	+950	bps
•Shipments up 25%, mainly due to COVID interrupted H1 2020 and discontinuation of Dodge Grand Caravan and Journey in H2 2020
•Net revenues up 42%, primarily due to volumes, vehicle and market mix and net pricing, partially offset by FX translation effects
•Adjusted operating income driven by higher Net revenues, partially offset by increased costs as business normalized compared to COVID interrupted H1 2020

~~•~~Shipments up 128%, primarily due to reduced COVID interruptions and success of all-new Fiat Strada, as well as mid-cycle refreshes of Fiat Toro and Jeep Compass
•Net revenues up 125%, primarily due to volumes and net pricing, partially offset by negative FX translation effects, mainly from Brazilian real
•Adjusted operating income driven by increased Net revenues, partially offset by product cost inflation and unfavorable FX impacts

ENLARGED EUROPE					MIDDLE EAST & AFRICA
€ million, except as otherwise stated	H1 2021 Pro Forma(1)	H1 2020 Pro Forma(1)	vs. H1 2020 Pro Forma		€ million, except as otherwise stated	H1 2021 Pro Forma(1)	H1 2020 Pro Forma(1)	vs. H1 2020 Pro Forma
Shipments (000s)	1,664	1,181	+483		Combined shipments(4) (000s)	200	130	+70
					Consolidated shipments (000s)	138	93	+45
Net revenues	32,040	22,683	+9,357		Net revenues	2,547	1,757	+790
AOI	2,829	194	+2,635		AOI	247	43	+204
AOI margin	8.8%	0.9%	+790	bps	AOI margin	9.7%	2.4%	+730	bps
•Shipments up 41%, primarily due to COVID interrupted H1 2020 and increased volumes of Peugeot 2008 and all-new vehicles: Citroën C4, Opel Mokka and Fiat 500e
•Net revenues up 41%, primarily due to volumes and vehicle mix
•Adjusted operating income driven by Net revenues, purchasing and manufacturing efficiencies and reduced compliance costs

•Consolidated shipments up 48%, primarily driven by COVID interrupted H1 2020 and higher volumes of Peugeot 208 and 3008, Opel Corsa and Jeep Wrangler
•Net revenues up 45%, primarily due to volumes and net pricing, partially offset by devaluation of Turkish lira
•Adjusted operating income increased 474% driven by higher Net revenues

CHINA AND INDIA & PACIFIC					MASERATI
€ million, except as otherwise stated	H1 2021 Pro Forma(1)	H1 2020 Pro Forma(1)	vs. H1 2020 Pro Forma		€ million, except as otherwise stated	H1 2021 Pro Forma(1)	H1 2020 Pro Forma(1)	vs. H1 2020 Pro Forma
Combined shipments(4) (000s)	102	75	+27		Shipments (000s)	10.8	5.1	+5.7
Consolidated shipments (000s)	61	36	+25		Net revenues	885	445	+440
Net revenues	1,883	1,200	+683		AOI	29	(104)	+133
AOI	206	67	+139		AOI margin	3.3%	(23.4)%	+2,670	bps
AOI margin	10.9%	5.6%	+530	bps
•Improved results primarily driven by higher volumes and net pricing, as well as favorable vehicle and market mix, partially offset by increased advertising costs
•Improved results mainly due to increased volumes and improved net pricing, as well as favorable market mix, particularly in China, partially offset by higher advertising costs to support mid-cycle refreshes

Refer to page 9 for an explanation of the items referenced on this page.

Reconciliations
Net revenues from external customers to Pro Forma Net revenues and Net profit to Pro Forma Adjusted operating income

Results from continuing operations
H1 2021	(€ million)	NORTH AMERICA	SOUTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers(A)		30,420	4,742	31,504	2,511	1,822	863	748	72,610
Add: FCA Net revenues from external customers January 1 - 16, 2021(B)		2,015	189	335	36	51	18	60	2,704
Add: Pro forma adjustments(C)		3	—	(7)	—	—	—	—	(4)
Pro Forma Net revenues from external customers, January 1 - June 30, 2021		32,438	4,931	31,832	2,547	1,873	881	808	75,310
Net revenues from transactions with other segments		9	5	208	—	10	4	(236)	—
Pro Forma Net revenues(D)		32,447	4,936	32,040	2,547	1,883	885	572	75,310

Net profit from continuing operations									5,800
Tax expense									1,729
Net financial expenses									217
Share of the profit of equity method investees									(402)
Operating income									7,344
Add: FCA operating income, January 1 - 16, 2021									77
Add: Pro forma adjustments									96
Pro Forma Operating income									7,517
Adjustments:
Reversal of inventory fair value adjustment in purchase accounting(E)		401	13	89	—	19	—	—	522
Restructuring and other costs, net of reversals(F)		(2)	48	487	1	—	—	7	541
Impairment expense and supplier obligations		—	—	21	—	—	—	—	21
Brazilian indirect tax-reversal of liability/recognition of credits(G)		—	(222)	—	—	—	—	—	(222)
Other(H)		36	—	85	—	—	2	120	243
Total adjustments January 1 - June 30, 2021		435	(161)	682	1	19	2	127	1,105
Pro Forma Adjusted operating income(2)		5,236	326	2,829	247	206	29	(251)	8,622
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Groupe PSA (“PSA”) was identified as the accounting acquirer in the Merger, which was accounted for as a reverse acquisition, under IFRS 3 – Business Combinations, and, as such, it contributed to the results of the Group beginning January 1, 2021. FCA was consolidated into Stellantis effective January 17, 2021, the day after the Merger became effective.
(B) FCA consolidated Net revenues, January 1 - January 16, 2021, excluding intercompany transactions
(C) Reclassifications made to present FCA’s Net revenues January 1 - January 16, 2021 consistently with that of PSA
(D) Pro Forma Group consolidated Net revenues, January 1 - June 30, 2021
(E) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(F) Restructuring and other costs related to reorganization of operations and dealer network, primarily in Enlarged Europe
(G) Benefit related to final decision of Brazilian Supreme Court on calculation of state value added tax
(H) Includes other costs primarily related to merger and integration activities

Refer to page 9 for an explanation of the items referenced on this page.

Net profit to Adjusted operating income

Results from continuing operations
H1 2021	(€ million)	NORTH AMERICA	SOUTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS

Net profit from continuing operations									5,800
Tax expense									1,729
Net financial expenses									217
Share of the profit of equity method investees									(402)
Operating income									7,344

Adjustments:
Reversal of inventory fair value adjustment in purchase accounting(A)		401	13	89	—	19	—	—	522
Restructuring and other costs, net of reversals(B)		(2)	48	487	1	—	—	7	541
Impairment expense and supplier obligations		—	—	21	—	—	—	—	21
Brazilian indirect tax-reversal of liability/recognition of credits(C)		—	(222)	—	—	—	—	—	(222)
Other(D)		36	—	85	—	—	2	120	243
Total adjustments January 1 - June 30, 2021		435	(161)	682	1	19	2	127	1,105
Less: Adjustments January 1 - 16, 2021(E)									11
Adjusted operating income(2)		4,983	317	2,878	256	208	42	(246)	8,438
____________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Reversal of fair value adjustment recognized in purchase accounting on FCA inventories
(B) Restructuring and other costs related to reorganization of operations and dealer network, primarily in Enlarged Europe
(C) Benefit related to final decision of Brazilian Supreme Court on calculation of state value added tax
(D) Includes other costs primarily related to merger and integration activities
(E) Primarily costs related to the merger

Refer to page 9 for an explanation of the items referenced on this page.

Net revenues from external customers to Pro Forma Net revenues and Net profit to Pro Forma Adjusted operating income

Results from continuing operations
H1 2020	(€ million)	NORTH AMERICA	SOUTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers, restated(A)		45	479	17,623	1,096	334	—	37	19,614
Add: FCA Net revenues from external customers, January 1 –June 30, 2020(B)		22,744	1,757	5,265	653	843	435	577	32,274
Add: Pro forma adjustments(C)		46	(39)	(239)	—	5	7	—	(220)
Pro Forma Net revenues from external customers, January 1 –June 30, 2020		22,835	2,197	22,649	1,749	1,182	442	614	51,668
Net revenues from transactions with other segments		6	(5)	34	8	18	3	(64)	—
Pro Forma Net revenues(D)		22,841	2,192	22,683	1,757	1,200	445	550	51,668

Net profit from continuing operations									797
Tax expense									155
Net financial income									(160)
Share of the profit of equity method investees									(76)
Add: FCA operating loss, January 1 - June 30, 2020									(1,675)
Add: Pro forma adjustments									1,024
Pro Forma Operating income									65
Adjustments:
Impairment expense and supplier obligations(E)		16	179	208	—	80	288	—	771
Restructuring costs, net of reversals		18	25	38	—	—	3	3	87
Gains on disposal of investments(F)		—	—	(30)	(3)	(204)	—	(4)	(241)
Other		7	—	(34)	—	—	—	97	70
Total adjustments		41	204	182	(3)	(124)	291	96	687
Pro Forma Adjusted operating income		876	(63)	194	43	67	(104)	(261)	752
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Net revenues from external customers of PSA as reported, re-presented to reflect the reportable segments presented by the Group, and to exclude the results of Faurecia, which is presented as a discontinued operation in the comparative Income Statement of the Group for the six months ended June 30, 2020
(B) Net revenues from external customers of FCA as reported, re-presented to reflect the reportable segments presented by the Group
(C) Reclassifications made to present FCA’s Net revenues consistently with that of PSA
(D) Pro Forma Group consolidated Net revenues presented as if the Merger had been completed on January 1, 2020
(E) Primarily related to impairment expense in North America, South America, Enlarged Europe and China and India & Asia Pacific due to reduced volume expectations primarily as a result of the estimated impacts of COVID, as well as for certain assets in Maserati
(F) Primarily related to disposal of Changan PSA Auto Company Ltd (“CAPSA”), which was a joint venture in China

Refer to page 9 for an explanation of the items referenced on this page.

Net profit to Pro Forma Adjusted net profit

Results from continuing operations
H1 2021	(€ million)	STELLANTIS
Net profit from continuing operations		5,800
Add: FCA Net profit from continuing operations, January 1 - 16, 2021		30
Add: Pro forma adjustments		106
Total adjustments January 1 - June 30, 2021 (per page 3)		1,105
Tax impact on adjustments		(241)
Net derecognition of deferred tax assets and other tax adjustments		95
Total adjustments, net of taxes		959
Pro Forma Adjusted net profit (5)		6,895

Results from continuing operations
H1 2020	(€ million)	STELLANTIS
Net profit from continuing operations		797
Add: FCA Net loss from continuing operations, January 1 - June 30, 2020		(2,742)
Add: Pro forma adjustments		1,132
Total Adjustments (per page 5)		687
Tax impact on adjustments		(62)
Net derecognition of deferred tax assets and other tax adjustments		549
Total adjustments, net of taxes		1,174
Pro Forma Adjusted net profit (5)		361

Pro Forma Diluted EPS to Pro Forma Adjusted diluted EPS

Results from continuing operations
H1 2021	(€ million, except as otherwise stated)	STELLANTIS
Net profit from continuing operations attributable to owners of the parent, as reported		5,790
Add: FCA Net profit from continuing operations attributable to owners of the parent, January 1 - 16, 2021		30
Add: Pro forma adjustments		106
Pro Forma Net profit from continuing operations attributable to owners of the parent (A)		5,926

Weighted average number of shares outstanding, January 17 - June 30, 2021 (000)		3,123,533
Number of shares deployable for share-based compensation, January 17 - June 30, 2021 (000)		14,577
Equity warrants delivered to General Motors January 17 - June 30, 2021 (000)		68,497
Weighted average number of shares outstanding for diluted earnings per share (“EPS”), January 17 - June 30, 2021 (000) (B)		3,206,607

Pro Forma Diluted EPS from continuing operations (€/share) (A/B)		1.85
Impact of total adjustments, net of taxes (per page 6), on Diluted EPS from continuing operations (€/share)		0.30
Pro Forma Adjusted diluted EPS (6) (€/share)		2.15

Refer to page 9 for an explanation of the items referenced on this page.

Results from continuing operations
H1 2020	(€ million, except as otherwise stated)	STELLANTIS
Net profit from continuing operations attributable to owners of the parent, as reported		800
Add: FCA Net loss from continuing operations attributable to owners of the parent, January 1 - June 30, 2020		(2,734)
Add: Pro forma adjustments		1,124
Pro Forma Net loss from continuing operations attributable to owners of the parent (A)		(810)
Weighted average number of shares outstanding for diluted EPS (000) (B)*		3,119,935
Pro Forma Diluted EPS from continuing operations (€/share) (A/B)		(0.26)
Impact of total adjustments, net of taxes (per page 6), on Diluted EPS from continuing operations (€/share)		0.38
Pro Forma Adjusted diluted EPS (6) (€/share)		0.12
*Number of shares deployable for share-based compensation and equity warrants delivered to General Motors have not been taken into consideration in the calculation of Pro Forma diluted loss per share for H1 2020 as this would have had an anti-dilutive effect

Cash flows from operating activities to Pro Forma Industrial free cash flows

H1 2021	(€ million)	STELLANTIS
Cash flows from operating activities		5,615
Less: Cash flows from operating activities - discontinued operations		—
Cash flows from operating activities - continuing operations		5,615
Less: Operating activities not attributable to industrial activities		(22)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities		4,982
Add: Proceeds from disposal of assets and other changes in investing activities		100
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method investments		141
Add: Net intercompany payments between continuing operations and discontinued operations		—
Add: Defined benefit pension contributions, net of tax		36
Industrial free cash flows(3)		650
Add: FCA Industrial free cash flows, January 1 - 16, 2021		(1,813)
Pro Forma Industrial free cash flows(3)		(1,163)

Aggregated Industrial free cash flows H1 2020

€ million	H1 2020
PSA Automotive free cash flows	(3,601)
FCA Industrial free cash flows	(9,972)
Aggregated Industrial free cash flows(*)	(13,573)
(*) The aggregated Industrial free cash flows for H1 2020 is the simple aggregation of FCA and PSA (excluding Faurecia) and does not reflect purchase accounting adjustments required by IFRS.
Refer to page 9 for an explanation of the items referenced on this page.

Debt to Industrial net financial position

€ million	June 30, 2021
Debt	(31,359)
Current financial receivables from jointly-controlled financial services companies	67
Derivative financial assets/(liabilities), net and collateral deposits	(214)
Financial securities	937
Cash and cash equivalents	40,812
Net financial position classified as held for sale	(54)
Net financial position	10,189
Less: Net financial position of financial services	(1,317)
Industrial net financial position(8)	11,506

Aggregated Industrial net financial position(*)

€ million	December 31, 2020
PSA Automotive net financial position	13,231
FCA Net industrial cash	4,595
Aggregated Industrial net financial position	17,826
(*)The aggregated Industrial net financial position at December 31, 2020 is the simple aggregation of the previously reported amounts by FCA and PSA (excluding Faurecia) and does not reflect a) fair value adjustments increasing debt by approximately €1,400 million as of January 17, 2021 recorded as part of the preliminary purchase accounting adjustments required by IFRS; and b) approximately €230 million of a reduction in the Industrial net financial position to align to the Stellantis definition of Industrial net financial position.

Refer to page 9 for an explanation of the items referenced on this page.

NOTES
(1) Completed merger of Peugeot S.A. (“PSA”) with and into Fiat Chrysler Automobiles N.V. (“FCA”) on January 16, 2021 (“Merger”). On January 17, 2021, combined company was renamed Stellantis N.V. (“Stellantis” or “Group”). PSA was determined to be the acquirer for accounting purposes, therefore, the historical financial statements of Stellantis represent the continuing operations of PSA, which also reflect the loss of control and the classification of Faurecia S.E. (Faurecia) as a discontinued operation as of January 1, 2021 with the restatement of comparative periods. Acquisition date of business combination was January 17, 2021, therefore, results of FCA for the period January 1 -16, 2021 are excluded from H1 2021 results unless otherwise stated. H1 2021 Pro Forma results are presented as if the Merger had occurred on January 1, 2020 and include results of FCA for the period January 1 –16, 2021. H1 2020 represents results of the continuing operations of PSA only and are not directly comparable to previously reported results of PSA and reflect accounting policies and reporting classifications of the Group. H1 2020 Pro Forma results are presented as if the Merger had occurred on January 1, 2020. The fair values assigned to the assets acquired and liabilities assumed are preliminary and will be finalized during the one-year measurement period from the acquisition date, as provided for by IFRS 3.
(2) Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Group's ongoing operating performance, and also excludes Net financial expenses/(income), Tax expense/(benefit) and Share of the profit of equity method investees.
Unusual operating income/(expense) are impacts from strategic decisions as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Group's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and; convergence and integration costs directly related to significant acquisitions or mergers.
For the six months ended June 30, 2021, Pro Forma Adjusted operating income includes the Adjusted operating income of FCA for the period January 1 - January 16, 2021. For the six months ended June 30, 2020, Pro Forma Adjusted operating income includes the Adjusted operating income result of FCA for the period January 1 - June 30, 2020.
(3) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method investments; adjusted for: net intercompany payments between continuing operations and discontinued operations; proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. For the six months ended June 30, 2021, Pro Forma Industrial free cash flows includes the Industrial free cash flows of FCA for the period January 1 - January 16, 2021.The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control.
(4) Combined shipments include shipments by the Group's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by the Group's consolidated subsidiaries.
(5) Adjusted net profit/(loss) is calculated as Net profit/(loss) from continuing operations excluding post-tax impacts of the same items excluded from Adjusted operating income, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature. For the six months ended June 30, 2021, Pro Forma Adjusted net profit includes the Adjusted net profit of FCA for the period January 1 - January 16, 2021. For the six months ended June 30, 2020, Pro Forma Adjusted net profit includes the Adjusted net profit of FCA for the period January 1 - June 30, 2020.
(6) Adjusted diluted EPS is calculated by adjusting Diluted EPS from continuing operations for the impact per share of the same items excluded from Adjusted net profit/(loss). For the six months ended June 30, 2021, the calculation of Pro Forma Adjusted diluted EPS includes the Net profit of FCA for the period January 1 - January 16, 2021. For the six months ended June 30, 2020, the calculation of Pro Forma Adjusted diluted EPS includes the Net profit of FCA for the period January 1 - June 30, 2020.
(7) Source: IHS Global Insight, Wards, China Passenger Car Association and Group estimates.
(8) Industrial net financial position is calculated as Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Group or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale.
Industry and market share information is derived from third-party industry sources (e.g. European Automobile Manufacturers Association (ACEA), Ward’s Automotive, Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA)) and internal information
•Represents PC and LCVs, except as noted below
•India & Asia Pacific reflects aggregate for major markets where Group competes (Japan (PC), India(PC), South Korea (PC + Pickups), Australia and South East Asia)
•Middle East and Africa exclude Iran, Sudan and Syria
•Maserati market share and industry information is derived from IHS data, Maserati competitive segment and internal information
EU30 = EU27 (excluding Malta) + Iceland + Norway+ Switzerland + UK

Appendix
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
This Unaudited Pro Forma Condensed Consolidated Financial Information has been prepared to give effect to completion of the merger of PSA and FCA to create Stellantis, which was completed on January 17, 2021, as if it had been completed on January 1, 2020. The Unaudited Pro Forma Condensed Consolidated Financial Information includes the unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2021 and 2020 and the related explanatory notes (the “Unaudited Pro Forma Condensed Consolidated Financial Information”). The Unaudited Pro Forma Condensed Consolidated Financial Information has been prepared for illustrative purposes only with the aim to provide comparative period income statement information, and does not necessarily represent what the actual results of operations would have been had the Merger been completed on January 1, 2020. Additionally, the Unaudited Pro Forma Condensed Consolidated Financial Information does not attempt to represent, or be an indication of, the future results of operations or cash flows of Stellantis. No pro forma statement of financial position has been presented as the effects of the merger have been reflected in the Semi-Annual Condensed Consolidated Statement of Financial Position of Stellantis as of June 30, 2021.
The Unaudited Pro Forma Condensed Consolidated Financial Information presented herein is derived from (i) the Semi-Annual Condensed Consolidated Income Statement of Stellantis for the six months ended June 30, 2021 and 2020, (ii) FCA’s Semi-Annual Condensed Consolidated Income Statement for the three and six months ended June 30, 2020, contained in FCA’s Semi-Annual Report on Form 6-K furnished to the SEC on July 31, 2020, and (iii) FCA’s accounting records for the period from January 1, 2021 to January 16, 2021. The Unaudited Pro Forma Condensed Consolidated Financial Information should be read in conjunction with the historical consolidated financial statements referenced above and the accompanying notes thereto.
The historical consolidated financial statements of Stellantis and FCA are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union. There is no effect on the historical consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union. The Unaudited Pro Forma Condensed Consolidated Financial Information is prepared on a basis that is consistent with the accounting policies used in the preparation of the Semi-Annual Condensed Consolidated Financial Statements of Stellantis as of and for the six months ended June 30, 2021 and 2020.
The historical consolidated financial information has been adjusted in the accompanying Unaudited Pro Forma Condensed Consolidated Financial Information to give effect to unaudited pro forma events that are directly attributable to the merger and factually supportable. Specifically, the pro forma adjustments relate to the following:
•    The preliminary purchase price allocation, primarily to reflect adjustments to depreciation and amortization associated with the acquired property, plant and equipment and intangible assets with a finite useful life, as well as a reduction in interest expense related to the fair value adjustments to financial liabilities.
•    The alignment of accounting policies of FCA to those applied by Stellantis.
•    The elimination of intercompany transactions between FCA and PSA.
The pro forma adjustments relate to the two periods from January 1, 2020 to June 30, 2020 and from January 1, 2021 to January 16, 2021.
The Unaudited Pro Forma Condensed Consolidated Financial Information does not reflect any anticipated synergies, operating efficiencies or cost savings that may be achieved, or any integration costs that may be incurred, following the completion of the merger.

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UNAUDITED PRO FORMA SEMI-ANNUAL CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

H1 2021 (€ million, except per share amounts)	Stellantis	January 1 - 16, 2021 results of FCA	Preliminary Purchase Price Allocation	Other adjustments	Stellantis Pro Forma Consolidated Income Statement
	Note 1	Note 2	Note 3	Note 4
Net revenues	72,610	2,704	2	(6)	75,310
Cost of revenues	58,301	2,322	(52)	(6)	60,565
Selling, general and other costs	4,550	192	(2)	—	4,740
Research and development costs	2,046	113	(40)	—	2,119
Gains on disposal of investments	2	—	—	—	2
Restructuring costs	371	—	—	—	371
Operating income/(loss)	7,344	77	96	—	7,517
Net financial expenses	217	29	(17)	—	229
Profit/(loss) before taxes	7,127	48	113	—	7,288
Tax expense	1,729	21	7	—	1,757
Share of the profit of equity method investees	402	3	—	—	405
Net profit/(loss) from continuing operations	5,800	30	106	—	5,936
Profit/(loss) from discontinued operations, net of tax	990	—	—		990
Net profit/(loss)	6,790	30	106	—	6,926

Net profit/(loss) attributable to:
Owners of the parent	6,780	30	106	—	6,916
Non controlling interests	10	—	—	—	10

Net profit/(loss) from continuing operations
Owners of the parent	5,790	30	106	—	5,926
Non controlling interests	10	—	—	—	10

Earnings per share (€/share):
Basic earnings per share	2.17				2.21
Diluted earnings per share	2.11				2.16

Earnings per share from continuing operations (€/share):
Basic earnings per share	1.85				1.90
Diluted earnings per share	1.81				1.85

Refer to page 9 for an explanation of the items referenced on this page.

H1 2020 (€ million, except per share amounts)	PSA Consolidated Income Statement (as adjusted)	FCA January 1 - June 30, 2020	Preliminary Purchase Price Allocation	Other adjustments	Stellantis Pro Forma Consolidated Income Statement
	Note 1	Note 2	Note 3	Note 4
Net revenues	19,614	32,274	59	(279)	51,668
Cost of revenues	16,108	29,921	(635)	(239)	45,155
Selling, general and other costs	1,873	2,480	(26)	15	4,342
Research and development costs	1,077	1,509	(480)	121	2,227
Gains on disposal of investments	203	4	—	—	207
Restructuring costs	43	43	—	—	86
Operating income/(loss)	716	(1,675)	1,200	(176)	65
Net financial expenses	(160)	450	(189)	(10)	91
Profit/(loss) before taxes	876	(2,125)	1,389	(166)	(26)
Tax expense	155	690	121	(30)	936
Share of the profit of equity method investees	76	73	—	—	149
Net profit/(loss) from continuing operations	797	(2,742)	1,268	(136)	(813)
Profit/(loss) from discontinued operations, net of tax	(421)	—	—	—	(421)
Net profit/(loss)	376	(2,742)	1,268	(136)	(1,234)

Net profit/(loss) attributable to:
Owners of the parent	595	(2,734)	1,260	(136)	(1,015)
Non controlling interests	(219)	(8)	8	—	(219)

Net profit/(loss) from continuing operations
Owners of the parent	800	(2,734)	1,260	(136)	(810)
Non controlling interests	(3)	(8)	8	—	(3)

Earnings per share (€/share):
Basic earnings per share	0.66				(0.33)
Diluted earnings per share	0.63				(0.33)

Earnings per share from continuing operations (€/share):
Basic earnings per share	0.89				(0.26)
Diluted earnings per share	0.85				(0.26)
The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Consolidated Financial Information.

Refer to page 9 for an explanation of the items referenced on this page.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
Note 1 – Stellantis
This column is the Semi-Annual Condensed Consolidated Income Statement of Stellantis for the six months ended June 30, 2021 and 2020. In accordance with IFRS 3, PSA was determined to be the acquirer for accounting purposes, therefore, the six months ended June 30, 2020 represent the continuing operations of PSA and are not directly comparable to previously reported results of PSA, as the results reflect reporting classifications of the Group.
Note 2 – FCA Historical
This column represents the FCA Semi-Annual Condensed Consolidated Income Statement for the six months ended June 30, 2020, included in the FCA Semi-Annual Report on Form 6-K furnished to the SEC on July 31, 2020, as well as FCA results for the period from January 1, 2021 to January 16, 2021, as derived from FCA’s accounting records. In order to conform to the presentation of Stellantis in its Semi-Annual Condensed Consolidated Income Statement for the six months ended June 30, 2021 and 2020. Results from investments related to equity method investments are reclassified to Share of the profit of equity method investees, and Results from Investments other than equity method investments are reclassified to Net financial expenses.
Note 3 – Preliminary Purchase Price Allocation
As noted in the introduction to this Unaudited Pro Forma Condensed Consolidated Financial Information, the merger has been accounted for using the acquisition method of accounting in accordance with IFRS 3, with PSA identified as the accounting acquirer (reverse acquisition accounting). The acquisition method of accounting under IFRS 3 applies the fair value concepts defined in IFRS 13 and requires, among other things, that the assets acquired and the liabilities assumed in a business combination be recognized by the acquirer at their fair values as of the merger date, which for accounting purposes was January 17, 2021. As a result, the acquisition method of accounting has been applied and the assets and liabilities of FCA have been recognized at the Merger acquisition date at their respective fair values, with limited exceptions as permitted by IFRS 3. The fair values assigned to the assets acquired and liabilities assumed are preliminary and will be finalized during the one-year measurement period from the acquisition date, as provided for by IFRS 3. The excess of the consideration transferred over the fair value of FCA’s assets acquired and liabilities assumed has been recorded as goodwill.
The Unaudited Pro Forma Condensed Consolidated Financial Information reflects the effects of the preliminary purchase accounting adjustments, where applicable, on the unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2021 and 2020 as if the merger had occurred on January 1, 2020.
The following tables provide a summary of the pro forma effects of the preliminary purchase price allocation adjustments in the unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2021 and 2020.
For the period January 1 - 16, 2021

January 1 - 16, 2021 (€ million)	Intangible assets	Property, plant and equipment	Financial liabilities	Other	Total
	(A)	(B)	(C)	(D)
Net revenues	—	—	—	2	2
Cost of revenues	—	45	—	7	52
Selling, general and other costs	—	2	—	—	2
Research and development costs	40	—	—	—	40
Net financial expenses/(income)	—	—	21	(4)	17
Tax expenses	(4)	—	(3)	—	(7)
Net profit	36	47	18	5	106

Refer to page 9 for an explanation of the items referenced on this page.

For the six months ended June 30, 2020

H1 2020 (€ million)	Intangible assets	Property, plant and equipment	Financial liabilities	Other	Total
	(A)	(B)	(C)	(D)
Net revenues	—	—	—	59	59
Cost of revenues	(2)	546	—	91	635
Selling, general and other costs	4	22	—	—	26
Research and development costs	480	—	—	—	480
Net financial expenses/(income)	—	—	236	(47)	189
Tax expenses	(45)	(14)	(38)	(24)	(121)
Net profit	437	554	198	79	1,268
The pro forma adjustments are described in further detail below.
A.Intangible assets
The fair value of brands (Jeep, Ram, Dodge, Fiat, Maserati, Alfa Romeo and Mopar) was determined through an income approach based on the relief from royalty method, which requires an estimate of future expected cash flows. The useful life associated with the brands is determined to be indefinite. For capitalized development expenditures, the fair value has been assessed according to a multi-criteria approach based on relief from royalty method and an excess-earning method. The fair value for the Dealer network has been assessed using the replacement cost method.
Amortization of intangible assets has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in amortization as a result of the fair value adjustment to intangible assets was a net decrease in amortization expense of €40 million and €482 million for the period January 1 to January 16, 2021, and for the six months ended June 30, 2020, respectively, of which €40 million and €480 million has been recorded within Research and development costs in relation to capitalized research and development costs and other intangible assets, respectively, and €4 million has been recorded within Selling, general and other costs in relation to the dealer network and €(2) million has been recorded within Cost of revenues in relation to reacquired rights for the six months ended June 30, 2020 in the Unaudited Pro Forma Condensed Consolidated Financial Information.
B.Property, plant and equipment
The fair value of property, plant and equipment was determined primarily through the replacement cost method, which requires an estimation of the physical, functional and economic obsolescence of the related assets. A market approach, which requires the comparison of the subject assets to transactions involving comparable assets, was applied to determine the fair value of land. The fair value of certain assets was determined through an income approach.
Depreciation has been calculated on the fair value taking into account the estimated remaining useful life of the acquired assets. The related change in depreciation as a result of the fair value adjustment to property, plant and equipment was a decrease in depreciation expense of €47 million and €568 million for the period January 1 to January 16, 2021, and for the six months ended June 30, 2020, respectively, of which €45 million and €546 million has been recorded within Cost of revenues and €2 million and €22 million within Selling, general and other costs in the Unaudited Pro Forma Condensed Consolidated Financial Information.
C.Financial liabilities
Purchase price adjustments were recognized to step up to fair value the financial liabilities not measured at fair value based on quoted market prices for listed debt and based on discounted cash flow models for debt that is not listed. The fair value adjustments to financial liabilities resulted in a decrease in interest expense due to the decrease of the effective interest rate based on current market conditions, of €21 million and €236 million for the period January 1 to January 16, 2021 and for the six months ended June 30, 2020, respectively, and has been recorded within Net financial income (expense) in the Unaudited Pro Forma Condensed Consolidated Financial Information.
D.Other
Primarily reflects:
•the recognition of additional revenue of €2 million and €28 million for the period January 1 to January 16, 2021 and for the six months ended June 30, 2020, respectively, as a result of a step up to fair value of deferred revenue relating to extended warranty service contracts, as well as additional finance costs of €4 million and €52 million for the period January 1 to January 16, 2021 and for the six months ended June 30, 2020, respectively, due to the recognition of the fair value adjustments of the related liabilities.
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•the reversal of the income statement impact of €7 million and €121 million for the period January 1 to January 16, 2021 and for the six months ended June 30, 2020, respectively, of certain prepaid assets that were written off as part of the purchase price allocation.
•The step up in the value of inventories has not been recognized as a pro forma adjustment as this impact has been recognized in Stellantis results for the six months ended June 30, 2021.
E.Tax expense
Represents the tax effects on the pro forma adjustments reflected in the unaudited pro forma condensed consolidated income statement, calculated based on statutory tax rates applicable in the relevant jurisdictions.
Note 4 – Other Adjustments
Other adjustments mainly include the following:
•the elimination of the intercompany transactions with Sevel S.p.A. (“Sevel”) in the Stellantis Semi-Annual Condensed Consolidated Income Statement for the six months ended June 30, 2020 of €255 million. Sevel is a joint operation that was previously owned 50 percent each by both PSA and FCA. Upon completion of the Merger, Stellantis holds 100 percent of Sevel, which is fully consolidated from that date;
•The alignment of FCA’s accounting policies to Stellantis accounting policies resulting in a net decrease in Net profit of €136 million for the six months ended June 30, 2020, primarily relating to an increase in Research and development expenditures expensed.
•the alignment of the classification of certain items to align to Stellantis’ income statement presentation.
Note 5 - Pro Forma Earnings per Share
Pro Forma basic earnings per share is calculated by dividing the Pro Forma Net profit from continuing operations attributable to the owners of the parent by the Pro Forma weighted average number of shares outstanding, as adjusted for the merger.
Pro Forma diluted earnings per share is calculated by adjusting the historical diluted weighted average number of shares outstanding with the Pro Forma weighted average number of dilutive shares outstanding, as adjusted for the merger.
Regarding the Pro Forma basic and diluted earnings per share from continuing operations for the six months ended June 30, 2020:
(i) Pro forma weighted average number of outstanding Stellantis common shares for the six months ended June 30, 2020 includes PSA weighted average number of outstanding common shares for the six months ended June 30, 2020 converted with the merger exchange ratio of 1.742 and Stellantis common shares issued at the merger date;
(ii) The number of the equity warrants on PSA ordinary shares delivered to General Motors, amounting to 39,727,324, have been included in the diluted number of shares and converted with the merger exchange ratio of 1.742;
(iii) Pro forma weighted average number of outstanding Stellantis common shares resulting from dilutive equity instruments performance share plans issued by PSA and converted with the merger exchange ratio of 1.742; and
(iv) Pro forma weighted average number of outstanding Stellantis common shares resulting from the equity instruments issued under FCA’s equity incentive plan

Refer to page 9 for an explanation of the items referenced on this page.

SAFE HARBOR STATEMENT
This document, in particular references to “2021 Guidance”, contains forward-looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic; the ability of the Group to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group’s ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group’s defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Group’s business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Group’s vehicles; the Group’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Group's vehicles; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; the risk that the operations of Peugeot S.A. and Fiat Chrysler Automobiles N.V. will not be integrated successfully and other risks and uncertainties.
Any forward-looking statements contained in this document speak only as of the date of this document and the Group disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Group’s financial results, is included in the Group's reports and filings with the U.S. Securities and Exchange Commission, AFM, CONSOB and AMF.
On August 3, 2021 at 3:00 p.m. CEST / 9:00 a.m. EDT, a live webcast and conference call will be held to present the First Half Results 2021 of Stellantis. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website at (https://www.stellantis.com/en). The supporting documents are expected to be posted under the Investors section of the Stellantis corporate website at approximately 8:00 a.m. CEST / 2:00 a.m. EDT on August 3, 2021.
Amsterdam, August 3, 2021
Refer to page 9 for an explanation of the items referenced on this page.